EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

September 30, 2018

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of EMX Royalty Corporation (Formerly Eurasian Minerals Inc.) for the nine months ended September 30, 2018 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	September 30, 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents	$4,740,042	$3,533,611
Investments (Note3)	967,706	1,139,447
Trade and settlement receivables (Note 4)	2,182,660	3,376,411
Loan receivable from an associated entity (Note 14)	23,475,576	-
Prepaid expenses	77,699	45,194
Total current assets	31,443,683	8,094,663
Non-current
Restricted cash (Note 5)	959,408	771,434
Property and equipment (Note 6)	461,632	450,278
Notes receivable (Note 7)	465,973	429,973
Investment in an associated company (Note 8)	8,618,603	7,578,989
Strategic investments (Note 3)	32,738	2,199,199
Exploration and evaluation assets (Note 9)	1,711,210	1,841,966
Royalty interest (Note 10)	21,156,717	21,943,743
Reclamation bonds (Note 11)	420,225	515,748
Goodwill (Note 12)	957,974	1,820,307
Other assets	104,484	104,484
Total non-current assets	34,888,964	37,656,121
TOTAL ASSETS	$66,332,647	$45,750,784
LIABILITIES
Current
Accounts payable and accrued liabilities	$591,304	$749,865
Advances from joint venture partners (Note 13)	628,010	808,905
Loans payable (Note 14)	29,721,047	-
Total current liabilities	30,940,361	1,558,770
Non-current
Deferred income tax liability	957,974	1,820,307
TOTAL LIABILITIES	31,898,335	3,379,077
SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	125,085,553	124,062,091
Commitment to issue shares (Note 15)	-	23,825
Reserves	23,900,022	22,668,535
Deficit	(114,551,263)	(104,382,744)
TOTAL SHAREHOLDERS’ EQUITY	34,434,312	42,371,707
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$66,332,647	$45,750,784

Nature of operations and going concern (Note 1)
Events subsequent to the reporting date (Note 20)

Approved on behalf of the Board of Directors on November 9, 2018

Signed:	“David M Cole”	Director	Signed:	“Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended September	ended September	ended September	ended September
	30, 2018	30, 2017	30, 2018	30, 2017

ROYALTY INCOME (Note 10)	$560,042	$999,668	$1,602,323	$2,053,543
Cost of sales
Gold tax	(27,952)	(35,236)	(73,509)	(87,929)
Depletion (Note 10)	(559,192)	(542,490)	(1,377,844)	(1,415,437)
Net royalty income	(27,102)	421,942	150,970	550,177

EXPLORATION EXPENDITURES (Note 9)	3,428,479	1,954,990	6,650,485	4,679,973
Less: recoveries	(924,088)	(37,322)	(1,734,119)	(650,644)
Net exploration expenditures	2,504,391	1,917,668	4,916,366	4,029,329

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	178,203	161,415	596,872	545,130
Depreciation (Note 6)	1,603	-	1,603	28,622
Investor relations and shareholder information	129,422	79,327	380,696	300,985
Professional fees	141,535	203,612	242,337	517,155
Salaries and consultants (Note 16)	336,290	239,133	839,392	773,675
Share-based payments (Note 15)	807,010	445,888	811,976	504,274
Transfer agent and filing fees	22,725	9,276	152,779	153,373
Travel	12,086 36,805		59,401	73,454
Total general and administrative expenses	1,628,874	1,175,456	3,085,056	2,896,668

Loss before income taxes	(4,160,367)	(2,671,182)	(7,850,452)	(6,375,820)

Change in fair value of fair value throught profit or loss investments (Note 3)	(407,442)	128,930	(1,383,906)	345,265
Gain on acquisition and sale of exploration and evaluation assets	(57,590)	353,525	364,792	519,359
Equity loss in an associated company (Note 8)	(322,250)	(220,782)	(1,472,261)	(740,146)
Foreign exchange (loss) gain	(55,518)	(385,684)	51,606	(719,773)
Realized loss on sale of investments	-	-	(217,462)	-
Interest and finance charges on promissory note (Note 14)	(262,355)	-	(501,112)	-
Interest and other gain (loss) on derivative instruments	37,363 71,305		20,484	191,498
Writedown of goodwill (Note 12)	(465,972)	(949,693)	(910,651)	(1,053,484)

Loss before income taxes	(5,694,131)	(3,673,581)	(11,898,962)	(7,833,101)
Deferred income tax recovery	406,729	775,849	989,758	762,408

Loss for the period	$(5,287,402)	$(2,897,732)	$(10,909,204)	$(7,070,693)

Basic and diluted loss per share	$(0.07)	$(0.04)	$(0.14)	$(0.09)

Weighted average number of common shares outstanding	79,926,066	79,474,247	79,784,530	77,468,069

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended September	ended September	ended September	ended September
	30, 2018	30, 2017	30, 2018	30, 2017
Loss for the period	$(5,287,402)	$(2,897,732)	$(10,909,204)	$(7,070,693)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	(81,846)	-	(49,108)	(81,846)
Currency translation adjustment	149,423	(786,002)	515,603	(1,543,292)

Comprehensive loss for the period	$(5,219,825)	$(3,683,734)	$(10,442,709)	$(8,695,831)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Nine month period	Nine month period
	ended Sep 30, 2018	ended Sep 30, 2017
Cash flows from operating activities
Loss for the period	$(10,909,204)	$(7,070,693)
Items not affecting operating activities:
Interest income received	(2,103)	(6,784)
Unrealized foreign exchange effect on cash and cash equivalents	109,697	(118,579)
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	1,383,906	(345,265)
Interest on notes receivable	(36,000)	(37,321)
Interest and other gains on derivative instruments	89,257	(132,532)
Share-based payments	1,569,909	882,828
Deferred income tax recovery	(989,758)	(762,408)
Depreciation	10,328	37,582
Depletion	1,377,844	1,415,437
Writedown of goodwill	910,651	1,053,484
Gain on sale of subsidiaries	(397,254)	(519,359)
Realized loss on sale of investments	217,462	-
Accretion interest on credit facilities	104,724	-
Accretion interest on loan receivable	(71,354)	-
Gain on sale of fully amortized equipment	-	(29,766)
Equity loss in an associated company	1,472,261	740,146
Shares received from operating partners included in exploration recoveries	-	(60,521)
Unrealized foreign exchange (gain) loss	36,800	6,599
	(5,122,834)	(4,947,152)
Changes in non-cash working capital items (Note 19)	732,532	1,958,464
Total cash used in operating activities	(4,390,302)	(2,988,688)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net of option payments received	130,756	105,100
Acquisition of property and equipment	(21,682)	(24,784)
Interest received on cash and cash equivalents	2,103	6,784
Notes receivable	-	(1,005,277)
Proceeds from sale of fair value through profit and loss investments, net	1,084,980	-
Proceeds from credit facility, net (Note 14)	24,175,750	-
Loan receivable, net (Note 14)	(24,175,750)
Investment in an associated entity	(1,781,642)	(1,614,623)
Restricted cash	(187,974)	126,763
Reclamation bonds	95,523	134,791
Total cash used in investing activities	(677,936)	(2,271,246)

Cash flows from financing activities
Proceeds from credit facility, net (Note 14)	6,298,166	-
Proceeds received from private placement, net of share issue costs	-	6,988,260
Proceeds from exercise of options	86,200	85,700
Total cash provided by financing activities	6,384,366	7,073,960

Effect of exchange rate changes on cash and cash equivalents	(109,697)	118,579
Change in cash and cash equivalents	1,206,431	1,932,605
Cash and cash equivalents, beginning	3,533,611	3,199,686
Cash and cash equivalents, ending	$4,740,042	$5,132,291

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

Page4

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2017	79,725,187	$124,062,091	$23,825	$13,434,466	$9,234,069	$(104,382,744)	$42,371,707
Adoption of IFRS 9 (Note 2)	-	-	-	-	(740,685)	740,685	-
Shares issued pursuant to a loan agreement	381,321	602,487	-	-	-	-	602,487
Share-based payments	226,047	290,277	(23,825)	1,321,427	-	-	1,587,879
Shares issued for exercise of stock options	102,500	86,200	-	-	-	-	86,200
Reclass of reserves for exercise of options	-	44,498	-	(44,498)	-	-	-
Reclass of reserves for options forfeited	-	-	-	(17,970)	-	-	(17,970)
Equity investment share-based payments	-	-	-	246,718	-	-	246,718
Foreign currency translation adjustment	-	-	-	-	515,603	-	515,603
Change in fair value of financial instruments	-	-	-	-	(49,108)	-	(49,108)
Loss for the period	-	-	-	-	-	(10,909,204)	(10,909,204)
Balance as at Sep 30, 2018	80,435,055	$125,085,553	$-	$14,940,143	$8,959,879	$(114,551,263)	$34,434,312

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605
Shares issued for exercise of stock options	75,000	85,700	-	-	-	-	85,700
Shares issued for private placement	5,000,000	6,200,000	-	-	800,000	-	7,000,000
Finder’s fees in units	246,604	305,789	-	-	39,457	-	345,246
Shares issued for compensation	68,873	84,935	-	797,893	-	-	882,828
Share issuance costs in units	-	(345,246)	-	-	-	-	(345,246)
Share issuance costs in cash	-	(11,740)	-	-	-	-	(11,740)
Reclass of reserves for exercise of options	-	45,545	-	(45,545)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(1,543,292)	-	(1,543,292)
Change in fair value of financial instruments	-	-	-	-	(81,846)	-	(81,846)
Loss for the period	-	-	-	-	-	(7,070,693)	(7,070,693)

Balance as at Sep 30, 2017	79,480,187	$123,869,568	$-	$12,359,578	$9,263,469	$(104,060,053)	$41,432,562

The accompanying notes are an integral part of these consolidated financial statements.

Page5

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE American under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

On July 19, 2017 the Company officially changed its name to EMX Royalty Corporation, formerly Eurasian Minerals Inc.

These condensed consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

In October 2018 EMX’s associated Company, IG Copper LLC notified EMX that the sale of the Malmyzh copper-gold porphyry project (“Malmyzh” or the "Project") to Russian Copper Company (“RCC”) for US $200 million has closed. Of this amount, US $190 million was released from escrow, with the remaining US $10 million to be held in escrow and released subject to certain conditions over the next 12 months. The initial cash distribution to EMX by IGC of US $65 million was received in October 2018. A second cash distribution to EMX (up to US $4 million) will be completed upon the remaining funds being released from escrow.

Management believes with the distribution received as part of the sale of Malmyzh, it will have sufficient working capital to undertake its current business and the budgets associated with those plans plan for the next twelve months and the foreseeable future.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

These condensed consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2017, except as described below, and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2017.

Accounting Standards Adopted During the Period

Revenue recognition

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

The Company earns revenue from royalty agreements and are based upon amounts contractually due pursuant to the underlying royalty agreements. For royalty agreements paid in cash or in kind, revenue recognition will depend on the related agreement. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount pursuant to the terms of the royalty or other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively without restatement. As a result of the adoption of IFRS 9, the Company reclassified $740,685 from accumulated other comprehensive income (loss) to deficit on January 1, 2018 related to the reclassification of certain previously recognized available-for-sale marketable securities to fair value through profit or loss. The Company has also made an irrevocable election to present in other comprehensive income (loss) subsequent changes in the fair value of certain available-for-sale marketable securities classified as strategic investments.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available-for-sale.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

a)	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

b)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

c)

Financial assets at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the new classification under IFRS 9 and the original classification under IAS 39:

	New (IFRS 9)	Original (IAS 39)
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Investments	FVTPL	FVTPL
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	FVTPL	FVTPL
Restricted cash	Amortized cost	Amortized cost
Reclamation bonds	Amortized cost	Amortized cost
Notes receivable	Amortized cost	Amortized cost
Strategic investments	FVTOCI	Available-for-sale
Finacial liabilities
Promissory note payable	Amortized cost	Amortized cost
Accounts payable and accrued liabilties	Amortized cost	Amortized cost
Advances from joint venture partners	Amortized cost	Amortized cost

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade or settlement receivables.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derivative contracts are recognized at fair value on initial recognition. Subsequently, derivatives are remeasured at their fair value. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged:

a)

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

b)

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognized in equity. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.

c)	Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in profit or loss.

Amounts accumulated in the hedge reserve are recycled in the consolidated statement of loss in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognized when the forecast transaction is ultimately recognized in the consolidated statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the consolidated statement of income.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.

Accounting Pronouncements not yet Effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2018 are consistent with those applied in the Company’s December 31, 2017 audited consolidated financial statements.

3. INVESTMENTS

At September 30, 2018 and December 31, 2017, the Company had the following investments:

		Accumulated
September 30, 2018	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,682,327	$(714,621)	$967,706
Total fair value through profit or loss	1,682,327	(714,621)	967,706
Fair value through other comprehensive income
Marketable securities	910,473	(877,735)	32,738
Total investments	$2,592,800	$(1,592,356)	$1,000,444

		Accumulated
December 31, 2017	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,396,251	$(1,256,804)	$1,139,447
Total fair value through profit or loss	2,396,251	(1,256,804)	1,139,447
Fair value through other comprehensive income
Marketable securities	2,287,141	(87,942)	2,199,199
Total investments	$4,683,392	$(1,344,746)	$3,338,646

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

3. INVESTMENTS (Continued)

As a result of the adoption of IFRS 9 (Note 2), $1,376,667 and $740,685 previously recorded in cost and accumulated unrealized loss respectively and was previously classified as available-for-sale as at December 31, 2017 was reclassified to FVTPL as at January 1, 2018.

4. RECEIVABLES

The Company’s receivables are related to the sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from exploration partners.

As at September 30, 2018 the current receivables were as follows:

Category	September 30, 2018	December 31, 2017
Sale of Akarca	$741,487	$2,447,595
Loan to an associated entity	392,375	-
Royalty income receivable	155,786	258,223
Refundable taxes	146,062	151,163
Recoverable exploration expenditures and advances	491,038	270,547
Other	255,911	248,883
As at September 30, 2018	$2,182,659	$3,376,411

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	September 30, 2018	December 31, 2017
Canadian Dollars	$448,463	$280,925
US Dollars	1,645,484	3,040,347
Turkish Lira	6,437	24,535
Swedish Krona	82,276	29,575
Other	-	1,029
Total	$2,182,660	$3,376,411

5. RESTRICTED CASH

At September 30, 2018, the Company classified $959,408 (December 31, 2017 - $771,434) as restricted cash. This amount is comprised of $185,694 (December 31, 2017 - $179,502) held as collateral for its corporate credit cards, $273,725 (December 31, 2017 - $Nil) held in trust to be used to offset loan fees, and $499,989 (December 31, 2017 - $$591,932) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

6. PROPERTY AND EQUIPMENT

During the nine months ended September 30, 2018 depreciation of $8,725 (2017 - $6,681) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2017	$110,243	$60,177	$2,381	$-	$598,955	$418,863	$1,190,619
Additions	-	21,682	-	-	-	-	21,682
Disposals and derecognition	-	-	-	-	-	-	-
As at September 30, 2018	$110,243	$81,859	$2,381	$-	$598,955	$418,863	$1,212,301

Accumulated depreciation
As at December 31, 2017	$110,243	$48,702	$2,381	$-	$579,015	$-	$740,341
Additions	-	9,312	-	-	1,016	-	10,328
As at September 30, 2018	$110,243	$58,014	$2,381	$-	$580,031	$-	$750,669
Net book value
As at December 31, 2017	$-	$11,475	$-	$-	$19,940	$418,863	$450,278
As at September 30, 2018	$-	$23,845	$-	$-	$18,924	$418,863	$461,632

7. NOTE RECEIVABLE

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp., a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at September 30, 2018, the balance owed to the Company pursuant to the note was $465,973 including accrued interest and bonus fee. The Company is re - negotiating the terms of repayment.

8. INVESTMENT IN AN ASSOCIATED COMPANY

The Company has a 42% (December 31, 2017 - 41%) equity investment in IG Copper LLC (“IGC”). At September 30, 2018, including the conversion of convertible notes and related interest due from IGC, cash purchases of shares including the exercise of warrants, and loan fees received in shares, the Company has invested an aggregate of US$13,136,977 towards its investment (December 31, 2017 - US$11,354,977). At September 30, 2018, the Company’s investment including dilution gains, less its share of accumulated equity losses was $8,618,603 (December 31, 2017 - $7,578,989). The Company’s share of the net loss for the nine months ended September 30, 2018 was $1,472,261 (2017 - $740,146).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at September 30, 2018, the associated Company’s aggregate assets, aggregate liabilities and net loss for the period ended are as follows:

September 30, 2018	IGC
Aggregate assets	$30,655,355
Aggregate liabilities	(25,984,084)
Loss for the period	(3,517,947)
The Company’s ownership %	42%
The Company’s share of loss for the period	(1,472,261)

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

8. INVESTMENT IN ASSOCIATED COMPANY (Continued)

As at December 31, 2017, the associated Company’s aggregate assets, aggregate liabilities and net loss for the period were as follows:

December 31, 2017	IGC
Aggregate assets	$6,127,735
Aggregate liabilities	(1,108,694)
Loss for the year	(2,713,490)
The Company's ownership%	41%
The Company's share of loss for the year	(994,548)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At September 30, 2018 and December 31, 2017, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	September 30, 2018	December 31, 2017
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Ala nkoy	153,960	153,960
	Trab	78,587	78,587
United States	Superior West, Arizona	736,340	867,096
of America	Yerington, Nevada	304,568	304,568
Total		$1,711,210	$1,841,966

During the nine months ended September 30, 2018, the Company received a $130,756 (US $100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”).

Sweden

Modum Project

In February 2018, the Company amended the sale agreement with Boreal Metals Corp. (“BMC”) closed during the year ended December 31, 2017 to include the Modum project in Norway in exchange for an additional 1,324,181 common shares of BMC.

Guldgruvan Cobalt Project

In March 2018, the Company closed a definitive agreement for the sale of the Guldgruvan cobalt project to Boreal Energy Metals Corporation (“BEMC”), a subsidiary of Boreal Metals Corp (“BMC”) in southern Norway. Pursuant to the agreement, BEMC acquired 100% interest in the project according to the following terms (all dollar amounts in USD):

In exchange for the transfer of its Guldgruvan exploration licence to BEMC, BEMC issued to EMX 2,979,798 common shares of BEMC representing a 5.9% equity ownership in BEMC. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its 5.9% interest, at no additional cost to EMX, until BEMC has raised $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 5.9% interest in BEMC.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

EMX will retain a 3% NSR royalty on the Project, of which 1% may be purchased by BEMC on or before the fifth anniversary of the closing date in 0.5% increments for a total of $2,500,000 in cash and common shares of BEMC stock. EMX will also receive AAR payments, with an initial $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

Njuggtraskliden and Mjovattnet Projects

In April 2018, EMX executed another agreement with BEMC to sell the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden. The terms of the agreement are consistent with the Guldgruvan sale agreement entered into with BEMC in March 2018.

At closing, BEMC issued to EMX that number of common shares of BEMC that represented a 4% equity ownership in BEMC, bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. BEMC has the continuing obligation to issue additional shares of BEMC to EMX to maintain its aggregate 9.9% interest in BEMC, at no additional cost to EMX, until BEMC has raised $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in BEMC.

EMX will receive an uncapped 3% NSR royalty on each of the projects. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX by paying EMX US$ 2,500,000 in cash and shares of BEMC for each project. For each project, EMX will also receive AAR payments, with an initial $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics). EMX will be also be reimbursed approximately US$37,000 for its acquisition costs and previous expenditures on the projects.

Riddarhyttan Project

In April 2018, the Company executed an option agreement with diversified global miner South32 Limited ("South32") for the Riddarhyttan project in Sweden. Pursuant to the Agreement, South32 can earn 100% interest in the Project by: (a) making option and cash payments that total approximately US$ 210,600, (b) making a one-time option exercise payment of US$ 500,000, and (c) completing US$ 5,000,000 of exploration work on the Project within five years of the execution date. Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for US$ 1,900,000 within five years of executing the Agreement.

Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for $1,900,000 within five years of executing the agreement. After exercising the option, annual advance royalty payments of 50,000 pounds of copper (or the cash equivalent) will be due to EMX, but will be deductible from future royalty payments. In addition, South32 will make milestone payments of: (a) 350,000 pounds of copper (or the cash equivalent) upon publication of a maiden resource on the project, and (b) 750,000 pounds of copper (or the cash equivalent) upon delivery of a feasibility study.

United States

Buckhorn Creek Property

In February 2018, the Company executed an Option Agreement with Kennecott Exploration Company (Kennecott”) whereby Kennecott can earn a 100% interest in the project by: a) making annual option payments totaling US $550,000, and b) completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX. The Company also received US $30,000 ($38,615) as an execution payment to the agreement.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the nine months ended September 30, 2018, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA						Australia and
	Scandinavia	Kennecott	Anglo				Turkey		Other	Total
		Exploration	American	Antofagasta	Other USA	Total		New Zealand
Administration Cost	$122,597	$165	$–	$617	$178,096	$178,878	$123,800	$16,833	$2,279	$444,387
Assays	40,307	–	–	1,364	17,846	19,210	15,436	–	–	74,953
Drilling/ Trenching	901	3,347	–	284,298	–	287,645	–	–	–	288,546
Land and Legal	86,056	–	–	–	142,906	142,906	20,886	9,102	2,993	261,943
Logistics	548,931	3,865	–	40,592	100,978	145,435	–	–	–	694,366
Personnel	754,533	30,366	1,071	55,768	1,303,308	1,390,513	117,006	112,494	26,570	2,401,116
Property Cost	179,951	9,699	15,458	1,287	854,941	881,385	13,883	32,809	–	1,108,028
Professional Services	94,386	–	–	–	7,859	7,859	163,000	16,735	14,353	296,333
Share Based Payments	205,580	–	–	–	451,742	451,742	64,610	22,231	13,770	757,933
Technical Studies	4,111	3,578	–	–	655	4,233	–	2,181	–	10,525
Travel	151,045	–	–	–	124,279	124,279	12,495	19,076	5,460	312,355
Total Expenditures	2,188,398	51,020	16,529	383,926	3,182,610	3,634,085	531,116	231,461	65,425	6,650,485
Recoveries	(986,054)	(37,530)	(15,737)	(412,186)	–	(465,453)	–	–	–	(1,451,507)
Operator fees	(57,085)	(3,754)	–	(28,441)	–	(32,195)	–	–	–	(89,280)
Option Payments & Shares Received	–	(102,973)	(51,487)	–	–	(154,459)	–	–	(12,904)	(167,363)
Other Property Income	(13,667)	–	–	(12,061)	–	(12,061)	–	(241)	–	(25,969)
Total Recoveries	(1,056,806)	(144,257)	(67,224)	(452,688)	–	(664,168)	–	(241)	(12,904)	(1,734,119)
Net Expenditures	$1,131,592	$(93,237)	$(50,695)	$(68,762)	$3,182,610	$2,969,917	$531,116	$231,220	$52,521	$4,916,366

During the nine months ended September 30, 2018, the Company:

•	Received or accrued $343,652 in expenditures recovered and operator fees from Boreal in Sweden;
•	Received or accrued $699,487 in expenditures recovered and operator fees from South32 in Sweden;
•	Received a $38,615 (US$30,000) execution payment related to an exploration and option to purchase agreement for the Buckhorn Creek project with Kennecott;
•	Received a $64,358 (US$50,000) anniversary payment related to an exploration and option to purchase agreement for the Copper King project with Kennecott, and
•	Received a $51,487 (US$40,000) anniversary payment related to an exploration and option to purchase agreement for the Copper Springs project with Anglo American.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the nine months ended September 30, 2017, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA					Asia Pacific
	Scandinavia	Kennecott	Anglo			Turkey				Other	Total
		Exploration	American	Other USA	Total		New Zealand	Other	Total
Administration Cost	$90,709	$73	$272	$231,888	$232,233	$78,937	$38,512	$23,831	$62,343	$9,919	$474,141
Assays	19,232	7,783	–	3,533	11,316	–	–	–	–	–	30,548
Drilling/ Trenching	11,818	373	–	–	373	–	–	–	–	–	12,191
Land and Legal	63,807	–	–	147,004	147,004	11,896	3,177	14,304	17,481	7,093	247,281
Logistics	11,035	8,307	5,678	141,738	155,723	–	–	3,366	3,366	–	170,124
Personnel	387,375	34,588	14,169	1,079,236	1,127,993	65,971	9,959	80,425	90,384	29,899	1,701,622
Property Cost	372,801	183	32,072	752,641	784,896	33,955	3,965	8,168	12,133	–	1,203,785
Professional Services	58,167	–	–	4,995	4,995	–	–	73,934	73,934	7,594	144,690
Share Based Payments	61,491	–	–	225,279	225,279	24,949	3,062	17,830	20,892	45,943	378,554
Technical Studies	17,920	10,446	–	2,413	12,859	3,931	–	42,272	42,272	32,103	109,085
Travel	112,785	740	–	77,723	78,463	5,413	1,439	6,476	7,915	3,376	207,952
Total Expenditures	1,207,140	62,493	52,191	2,666,450	2,781,134	225,052	60,114	270,606	330,720	135,927	4,679,973
Recoveries	(82,964)	(68,630)	(160,811)	–	(229,441)	(21,759)	(26,586)	(6,080)	(32,666)	–	(366,830)
Operator fees	–	(7,336)	–	–	(7,336)	–	–	–	–	–	(7,336)
Option Payments & Shares Received	–	(93,651)	–	–	(93,651)	(122,326)	–	–	–	–	(215,977)
Other Property Income	–	(2,105)	(719)	(52,295)	(55,119)	–	(5,382)	–	(5,382)	–	(60,501)
Total Recoveries	(82,964)	(171,722)	(161,530)	(52,295)	(385,547)	(144,085)	(31,968)	(6,080)	(38,048)	–	(650,644)
Net Expenditures	$1,124,176	$(109,229)	$(109,339)	$2,614,155	$2,395,587	$80,967	$28,146	$264,526	$292,672	$135,927	$4,029,329

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

10. ROYALTY INTERESTS

Changes in royalty interest for the nine months ended September 30, 2018:

Balance, December 31, 2017	$21,943,743
Adjusted for:
Depletion	(1,377,844)
Cumulative translation adjustments	590,818
Balance, September 30, 2018	$21,156,717

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the nine months ended September 30, 2018, $1,602,323 (2017 - $2,053,543) in royalty income was included in operations offset by a 5% direct gold tax and depletion which is applied only against the Carlin Trend Royalty Claim Block components of Royalty income.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. For the nine months ended September 30, 2018 and 2017, these assumptions remained reasonable and no revisions were considered necessary.

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	September 30, 2018	December 31, 2017
Sweden–various properties	12,385	12,625
Turkey–various properties	5,783	5,669
U.S.A–various properties	402,057	497,454
Total	$420,225	$515,748

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the nine months ended September 30, 2018:

Balance, December 31, 2017	$1,820,307
Adjusted for:
Impairment charge	(910,651)
Cumulative translation adjustment	48,318
Balance, September 30, 2018	$957,974

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. There was no impairment for the royalty interest and goodwill has been written down in conjunction with the decline of $862,333 (2017 - $165,834) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	September 30, 2018	December 31, 2017
U.S.A.	$355,669	$808,905
Sweden	272,341	–
Total	$628,010	$808,905

14. CREDIT ARRANGEMENTS

Sprott Private Resource Lending (Collector), LP (“Sprott”) – US$ 5,000,000

In May of 2018, the Company entered into a credit facility agreement with Sprott providing the Company with a US$ 5,000,000 senior secured credit facility (“Credit Facility”). The loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$ 100,000, and legal fees of $69,402. The credit facility is covered by a general security agreement against the Company’s assets.

During the nine months ended September 30, 2018, using an annual effective interest rate of 14.14%, the Company recorded interest expense of $372,983 (US$ 289,755), and made $397,245 in payments including interest and principal. The loan was fully repaid subsequent to September 30, 2018 and the full amount has been included in current liabilities.

Sprott Private Resource Lending (Collector), LP – US$ 18,500,000

Subsequent to September 30, 2018, IGC notified EMX that the sale of the Malmyzh project in Russia (“Malmyzh” or the "Project") to Russian Copper Company (“RCC”) for US $200 million had closed. In support of the sale of Malmyzh, on September 27, 2018, EMX borrowed US $18.5 million from Sprott and then loaned the US $18.5 million to IGC. The loan made under the Credit Facility will mature on January 31, 2019 and carries an annual interest rate of 12%, payable monthly. In connection with the Sprott Loan, EMX issued 381,321 common shares valued at $602,487 (US $465,212) or $1.58 per share, paid cash fees of US$550,000, and legal fees of US$194,224. Included in restricted cash as at September 30, 2018 is $273,725 placed in the trust account and applied against the fees incurred.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

14. CREDIT ARRANGEMENTS (Continued)

During the nine months ended September 30, 2018, using an annual effective interest rate of 31.67%, the Company recorded interest expense of $58,737 (US$ 46,631). The loan was fully repaid subsequent to September 30, 2018. As the loan was fully repaid in October 2018, the full amount has been included in current liabilities.

IG Copper LLC – US$ 18,500,000

Concurrent with the Sprott credit facility for US$ 18,500,000, on September 27, 2018 EMX loaned US$ 18,500,000 to IGC to facilitate the Malmyzh property sale. The terms of the arrangement were identical to the Sprott Loan to EMX. As such, in connection with the EMX Loan, IGC issued to EMX 37,000 membership units in IGC at US$10/membership unit, reimbursed EMX for fees, interest payments, and reimbursement of all legal costs. IGC further agreed to pay EMX an additional fee of US$550,000 to EMX.

During the nine months ended September 30, 2018, using an annual effective interest rate of 39.51%, the Company recorded interest income of $71,354 (US$55,433). The loan was fully repaid subsequent to to September 30, 2018. As the loan was fully repaid in October 2018, the full amount has been included in current assets.

15. CAPITAL STOCK

Authorized

As at September 30, 2018, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the nine months ended September 30, 2018, the Company:

•

Issued 21,084 shares valued at $23,825 pursuant to an employment and consulting agreement of which the full amount has been included in exploration expenditures for the year ended December 31, 2017 and recorded as a commitment to issue shares.

•	Issued 204,963 shares valued at $266,452 pursuant to an incentive stock grant program to employees of the Company of which $166,476 has been included in exploration expenditures.

•	Issued 102,500 shares valued at $86,200 pursuant to the exercise of stock options.

•	Issued 381,321 shares valued at $602,487 or $1.58 per share pursuant to a credit facility (Note 14).

During the nine months ended September 30, 2017, the Company:

•	Completed a non-brokered private placement raising $7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

The Company paid finder’s fees totaling $356,986. Included in this amount was 246,604 Units (6% of the Units sold to investors introduced by finders) valued at $345,246 and $11,740 in cash. The Units paid as finders fees included the same terms as the private placement Units.

15. CAPITAL STOCK (Continued)

Pursuant to the Company’s accounting policy, the gross proceeds of the private placement were allocated using a residual value method with respect to the measurement of shares and warrants issued as private placement units.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

This resulted in $6,200,000 recorded as share capital and $800,000 being allocated to reserves. For the finder’s fees paid in Units, $305,789 was allocated to share capital and $39,457 being allocated to reserves.

•	Issued 75,000 shares valued at $85,700 pursuant to the exercise of stock options.

•	Issued 68,873 shares valued at $84,935 pursuant to employment and consulting agreements, of which $36,025 has been included in exploration expenditures.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the nine months ended September 30, 2018, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price

Balance as at December 31, 2017	5,247,500	$1.10
Granted	1,715,000	1.31
Exercised	(102,500)	(0.84)
Forfeited	(40,000)	(1.09)
Balance as at September 30, 2018	6,820,000	1.15

Number of options exercisable as at September 30, 2018	6,801,250	$1.15

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2018:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date

April 25, 2014	1,258,000	1,258,000	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,087,500	1,087,500	0.66	June 8, 2020
October 18, 2016	1,219,500	1,219,500	1.30	October 18, 2021
August 28, 2017*	1,462,500	1,462,500	1.20	August 28, 2022
July 20, 2018*	1,640,000	1,621,250	1.30	July 20, 2023
September 20, 2018	75,000	75,000	1.42	September 20, 2023

Total	6,820,000	6,801,250

The weighted average remaining useful life of exercisable stock options is 2.97 years (2017 – 2.42 years).

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

15. CAPITAL STOCK (Continued)

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan (“RSUs”). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of grant.

Expiry Date	December 31, 2017	Granted	Vested	Expired/ Cancelled	September 30, 2018
December 31, 2019	312,500	–	–	–	–
December 31, 2020	–	312,500	–	–	312,500

Share-based Payments

During the nine months ended September 30, 2018, the Company recorded aggregate share-based payments of $1,569,909 (2017 - $882,828) as they relate to the fair value of stock options granted or vested during the period and the fair value of incentive stock grants. Share-based payments for the nine months ended September 30, 2018 and 2017 are allocated to expense accounts as follow:

	Genera land
	Administrative	Exploration
Nine months ended September 30, 2017	Expenses	Expenditures	Total
Fair value of stock options granted or vested	$729,970	$591,457	$1,321,427
Fair value of stock options forfeited	(17,970)	–	(17,970)
Shares issued for services	99,976	166,476	266,452
	$811,976	$757,933	$1,569,909

	Genera land
	Administrative	Exploration
Nine months ended September 30, 2017	Expenses	Expenditures	Total
Fair value of stock options granted	$455,364	$342,529	$797,893
Shares issued for services	48,910	36,025	84,935
	$504,274	$378,554	$882,828

The weighted average fair value of the stock options granted during the nine months ended September 30, 2018 was $0.84 per stock option (2017 - $0.54). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017
Risk free interest rate	2.31%	1.53%
Expected life (years)	5	5
Expected volatility	70.09%	66.28%
Dividend yield	–	–

Warrants

During the nine months ended September 30, 2018, there were no changes in warrants outstanding.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share–based
For the nine months ended September 30, 2018	Salary or Fees	Payments	Total
Management	$544,668	$331,895	$876,563
Outside directors *	111,923	76,430	188,353
Seabord Services Corp.	322,971	–	322,971
Total	$979,562	$408,325	$1,387,887

		Share–based
For the nine months ended September 30, 2017	Salary or Fees	Payments	Total
Management	$566,471	$204,978	$771,449
Outside directors *	112,831	175,310.00	288,141
Seabord Services Corp.	268,200	–	268,200
Total	$947,502	$380,288	$1,327,790

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent directors.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities at September 30, 2018 is $1,313 (2017 - $7,177) owed to key management personnel and $18,562 (2017 - $23,567) to other related parties. By way of a common director, included in Notes receivable (Note 7) are certain balances owing from a related party.

17. SEGMENTED INFORMATION

The Company operates within the resource industry. At September 30, 2018 and December 31, 2017, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	September 30, 2018	December 31, 2017
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	1,040,908	1,171,664
Total	$1,711,210	$1,841,966

PROPERTY AND EQUIPMENT	September 30, 2018	December 31, 2017
Sweden	24,619	26,159
U.S.A	437,013	424,119
Total	$461,632	$450,278

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion are from a CGU located in the U.S.A, except for a $200,000 royalty interest held in Serbia.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2018, the Company had working capital of $503,322 ( December 31, 2017 - $6,535,893). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. In October 2018 EMX’s associated entity, IG Copper LLC notified EMX that the sale of the Malmyzh project for US $200 million has closed. The initial cash distribution to EMX by IGC of US $65 million was received in October 2018. A second cash distribution to EMX (up to US $4 million) will be completed upon the remaining funds being released from escrow. Management believes with the distribution received as part of the sale of Malmyzh, it will have sufficient working capital to undertake its current business plan for the next twelve months and the budgets associated with those plans.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2018, there were no changes in the levels in comparison to December 31, 2017. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	967,706	–	–	967,706
Strategic investments	32,738	–	–	32,738
Settlement receivables	–	741,487	–	741,487
Total	$1,000,444	$741,487	$–	$1,741,931

The carrying value of receivables (excluding settlement receivables), notes receivable, accounts payable and accrued liabilities, advances from joint venture partners, and note payable approximate their fair value because of the short-term nature of these instruments.

Settlement receivables, including both long and current portions relate to the sale of certain Turkish subsidiaries were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. Changes in fair value are recorded through income or loss for the period.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuation in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2018 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $100,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia, Norway, and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, loans receivable, accounts payable and accrued liabilities, and loans payable to foreign exchange risk as at September 30, 2018 is as follows:

Accounts	US dollars
Cash and cash equivalents	$2,577,448
Restricted cash	531,534
Trade receivables	727,433
Settlement receivables	575,000
Loan receivable from an associated entity (Note 14)	18,500,000
Accounts payable and accrued liabilities	(256,594)
Advances from joint venture partners	(275,810)
Loans payable (Note 14)	(23,500,000)
Net exposure	(1,120,989)
Canadian dollar equivalent	$(1,445,562)

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial. Based on the above net exposure as at September 30, 2018, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $145,000 in the Company’s pre-tax profit or loss.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30, 2018	December 31, 2017
Cash	$4,554,348	$3,354,109
Short–term deposits	185,694	179,502
Total	$4,740,042	$3,533,611

The short-term deposits are used as collateral for the Company’s credit cards.

Changes in non-cash working capital

	Nine month period	Nine month period
	ended Sep 30, 2018	ended Sep 30, 2017

Accounts receivable	$1,104,494	$1,993,545
Prepaid expenses	(32,505)	(55,599)
Accounts payable and accrued liabilities	(158,562)	185,678
Advances from joint venture partners	(180,895)	(165,160)

	$732,532	$1,958,464

The significant non-cash investing and financing transactions during the nine months ended September 30, 2018 included:

a.	Recorded a loss through accumulated other comprehensive income of $49,108 related to the fair value adjustments on FVTPL investments;

b.	Adjusted reserves and investment in associated companies for $246,718 related to share-based payments made by an associated company;

c.

Adjusted non-current assets and liabilities for $516,603 related to cumulative translation adjustments (“CTA”), of which $590,818 relates to CTA gain on royalty interest, $48,318 relates to CTA gain on goodwill, $127,425 relates to a CTA loss on deferred tax liability and $3,892 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency;

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited-Expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2018

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

d.	Included in the investment in IGC $483,515 (US$370,000) for the value of shares received from IGC as part of a loan fee (Note 14);

e.	Reclass of $44,498 from reserves to share capital for options exercised;

f.	Reclass of $23,825 from commitment to issue shares to share capital for share issued during the period; and

g.	Issued 381,321 shares valued at $602,487 or $1.58 per share pursuant to a credit facility (Note 14).

The significant non-cash investing and financing transactions during the nine months ended September 30, 2017 included:

a.	Recorded a loss through accumulated other comprehensive income of $81,846 related to the fair value adjustments on AFS financial instruments;

b.

Adjusted non–current assets and liabilities for $757,290 related to cumulative translation adjustments (“CTA”), of which $839,240 relates to CTA loss on royalty interest, $158,119 relates to CTA loss on good will, $275,351 relates to a CTA gain on deferred tax liability and $35,282 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

c.	Recorded a $79,220 charge to convertible loan and related increase in investments through profit and loss for the conversion feature on convertible debt (Note 7);

d.	Reclass of reserves on exercise of options for $45,545; and

e.	Recorded through reserves $39,457 related to value of warrants issued as finders fees as part of a private placemenet(Note14).

20. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to September 30, 2018,

a.

The Company entered into a purchase agreement for the Kimberley Copper Project in Western Australia with Enfield Exploration Corporation (“Enfield”). The Agreement provides EMX with 500,000 common shares of Enfield, and a commitment from Enfield to raise US$ 1,000,000 for an initial drill test of the project. EMX will also receive a graduated net smelter return (“NSR”) royalty on the project, annual advance royalty payments, and an additional 1,750,000 shares of Enfield upon the achievement of certain milestones;

b.

The Company was notified by its associated entity IGC (Note 8) that the sale of the Malmyzh project to Russian Copper Company for US $200 million had closed. Of this amount, US $190 million was released from escrow, with the remaining US $10 million to be held in escrow and released subject to certain conditions over the next 12 months. The initial cash distribution to EMX by IGC of US $65.15 million has been received. A second cash distribution to EMX (up to US $4 million) will be completed upon the remaining funds being released from escrow. The US$ 18.5 million credit facility with Sprott (Note 14) and loan receivable from IGC were repaid in connection with the receipt of proceeds from the sale; and

c.	The Company settled its remaining US$ 5 million credit facility with proceeds received from IGC (Note 14).